UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of report: June 18, 2025

Commission File Number: 001-36028

ARDMORE SHIPPING CORPORATION

(Translation of registrant’s name into English)

Dorchester House

7 Church Street

Hamilton, HM11

Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒           Form 40- F ☐

Submission of Matters to a Vote of Security Holders

Ardmore Shipping Corporation (the “Company”) held its 2025 Annual Meeting of Shareholders on June 17, 2025. The following persons were elected Class III Directors of the Company for a term of three years by the votes set forth opposite their names:

Name	Votes For	Votes Withheld
Mr. Curtis McWilliams	20,321,031	2,774,527
Mr. James Fok	22,265,744	829,814

The other, continuing members of the board of directors of the Company are: Class I Directors Mats Berglund, Kirsi Tikka and Gernot Ruppelt (terms expiring at the 2026 Annual Shareholder Meeting) and Class II Directors Helen Tveitan de Jong and Bart Kelleher (terms expiring at the 2027 Annual Shareholder Meeting).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARDMORE SHIPPING CORPORATION

Date: June 18, 2025	By:	/s/ Bart B. Kelleher
Bart B. Kelleher
Chief Financial Officer